 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following the signature page to this Form 6-K:

●	Press release dated June 30, 2025, announcing that Ferroglobe PLC joined the Russell 2000® and Russell 3000® Indexes.

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2025
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe PLC Joins the Russell 2000® and Russell 3000® Indexes

LONDON, June 30, 2025 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, announces its inclusion in the Russell 2000® and Russell 3000® Indexes effective today.

The Russell US indexes, maintained by FTSE Russell, capture the 3,000 largest U.S. stocks as of April 30 each year, ranking them by total market capitalization. Membership in the Russell 3000® Index brings automatic inclusion in either the large-cap Russell 1000® Index or small-cap Russell 2000® Index, as well as the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings and style characteristics.

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Being added to the Russell indexes is a meaningful milestone for Ferroglobe, which reflects the progress we’ve made in strengthening our business and executing our strategic vision. This inclusion increases our visibility among institutional investors and reinforces our long-term commitment to innovation, operational excellence, and delivering sustainable value to our shareholders.”

The Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. As of the end of June 2024, approximately $10.6 trillion in assets are benchmarked against the Russell US indexes.

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit https://investor.ferroglobe.com.

INVESTOR CONTACT:

Alex Rotonen, CFA
Vice President, Investor Relations
investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig
Vice President, Communications & Public Affairs
corporate.comms@ferroglobe.com